SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange
Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities
Exchange Act of 1934

Commission File Number         000-31127

Spartan Stores, Inc.

(Exact name of registrant as specified in its charter)

850 76th Street, SW, P.O. Box 8700, Grand Rapids, MI 49518, (616) 878-2000

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Class A Common Stock, $2 par value

(Title of each class of securities covered by this Form)

Common Stock, no par value

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d)
remains)

          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[x]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[ ]
Rule 12h-3(b)(1)(i)	[x]

          Approximate number of holders of record as of the certification or notice date:

                         0*

*In connection the Agreement and Plan of Merger dated as of April 6, 2000 between Spartan Stores, Inc. ("Spartan"), Spartan Acquisition Corp., and Seaway Food Town, Inc., shares of Spartan's Class A Common Stock, $2 par value, have been converted into shares of Spartan's Common Stock, no par value, effective as of the close of business on August 1, 2000.

Pursuant to the requirements of the Securities Exchange Act of 1934, Seaway Food Town, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 3, 2000	By: /s/ James B. Meyer James B. Meyer President and Chief Executive Officer

Instruction:  This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.